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                                                              OMB APPROVAL
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                     UNITED STATES                  OMB Number:       3235-0145
             SECURITIES AND EXCHANGE COMMISSION     Expires:   October 31, 1994
                 Washington, D.C. 20549             Estimated average burden
                                                    hours per response....14.90
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                                  SCHEDULE 13G




                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)


                           BOSTON LIFE SCIENCES, INC.
           (Formerly Known as Greenwich Pharmaceuticals Incorporated)
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   397003 10 4
- --------------------------------------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                Page 1 of 5 pages

  3100                                              Schedule 13G
================================================================================

 CUSIP No. 397003-10-4           13G           Page   2    of    5   Pages
           -----------                              -----      -----

- --------------------------------------------------------------------------------
|   1 |   NAME OF REPORTING PERSONS                                            |
|     |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                    |
|     |   GDK, Inc.; NA                                                        |
- --------------------------------------------------------------------------------
|   2 |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) []    |
|     |                                                                        |
|     |                                                              (b) []    |
- --------------------------------------------------------------------------------
|   3 |   SEC USE ONLY                                                         |
|     |                                                                        |
- --------------------------------------------------------------------------------
|   4 |   CITIZENSHIP OR PLACE OF ORGANIZATION                                 |
|     |     British Virgin Islands                                             |
- --------------------------------------------------------------------------------
|  NUMBER OF        |  5 |  SOLE VOTING POWER  0                               |
|   SHARES          |    |                                                     |
| BENEFICIALLY      ------------------------------------------------------------
|  OWNED BY         |  6 |  SHARED VOTING POWER   0                            |
|   EACH            |    |                                                     |
| REPORTING         ------------------------------------------------------------
| PERSON WITH       |  7 |  SOLE DISPOSITIVE POWER  0                          |
|                   |    |                                                     |
|                   ------------------------------------------------------------
|                   |  8 |  SHARED DISPOSITIVE POWER  0                        |
|                   |    |                                                     |
- --------------------------------------------------------------------------------
|  9 |    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING                |
|    |    PERSON 0 shares of Common Stock                                      |
|    |                                                                         |
- --------------------------------------------------------------------------------
| 10 |    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                |
|    |    CERTAIN SHARES*                                                      |
|    |                                                                         |
- --------------------------------------------------------------------------------
| 11 |    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                      |
|    |      0%                                                                 |
|    |                                                                         |
- --------------------------------------------------------------------------------
| 12 |    TYPE OF REPORTING PERSON                                             |
|    |      BD                                                                 |
|    |                                                                         |
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

         Boston Life Sciences, Inc.
         (formerly known as Greenwich Pharmaceuticals Incorporated)

Item 1(b).  Address of Issuer's Principal Executive Offices:

         Reservoir Place
         1601 Trapelo Road
         Waltham, Massachusetts  02154


Item 2(a).  Name of Person Filing:

         This Amendment 5 to Form 13G is being filed by GDK, Inc., a corporation formed under the laws of the British Virgin Islands ("GDK"), pursuant to Rule 13d-1(b)(2) to disclose that, as of May 1, 1996, GDK no longer beneficially owned any shares of common stock of the Issuer ("Common Stock").

Item 2(b).  Address of Principal Business Office, or, if None,
Residence.

         The address of the principal office of GDK, Inc. is c/o its Manager, Leeds Management Limited, 129 Front Street, Penthouse,
Hamilton HM12 Bermuda.

Item 2(c).  Citizenship: NA

Item 2(d).  Title of Class of Securities: Common Stock, par value
$.10 per share

Item 2(e).  CUSIP Number: 397003 10 4


Item 3. The reporting person is a broker or dealer registered under Section 15 of the Securities Exchange Act of 1934.


Item 4.  Ownership.

         (a) Amount beneficially owned: As of May 1, 1996, the amount of securities beneficially owned by GDK is zero.

         (b) Percent of class: As of May 1, 1996, GDK beneficially owned 0.0% of the class of Common Stock.

         (c)      Number of shares as to which GDK has:
                  (i) Sole power to vote or to direct the vote 0
                  (ii) Shared power to vote or to direct the vote 0
                  (iii) Sole power to dispose or to direct the disposition of 0

                                Page 3 of 5 pages

                  (iv) Shared power to dispose or to direct the disposition of 0


Item 5. Ownership of Five Percent or Less of a Class. GDK has ceased to be the beneficial owner of more than five percent of the Common Stock.


Item 6.  Ownership of More than Five Percent on Behalf of Another
Person.  NA


Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Reported on by the Parent Holding
Company.  NA


Item 8.  Identification and Classification of Members of the
Group.  NA


Item 9.  Notice of Dissolution of Group.  NA


Item 10.  Certification.

         By signing below, the reporting person hereby certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                Page 4 of 5 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


May 1, 1996
- -----------
Date

GDK, INC.



         By:-----------------------------
                  Maxwell Quin
                  Secretary



         By:-----------------------------
                  Nitin Aggarwal
                  President

                                Page 5 of 5 pages